================================================================================




                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 11-K

                   Annual report pursuant to section 15(d) of
                      The Securities Exchange Act of 1934


                      For the year ended December 31, 1999


                        Commission file number:  0-18121

                            _______________________


                             MID AMERICA BANK, fsb
                         EMPLOYEES' PROFIT SHARING PLAN
                           (Full title of the plan)



                               MAF BANCORP, INC.
                                 55th & Holmes
                           Clarendon Hills, IL 60514
             (Name of issuer of the securities held pursuant to the
            plan and the address of its principal executive officer)


================================================================================

                              REQUIRED INFORMATION


      Items 1-3. Not applicable.

      Item 4. The Mid America Bank, fsb Employees' Profit Sharing Plan, which is subject to ERISA, files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

      Financial Statements. Listed below are all financial statements and schedules filed as a part of the annual report:

     (a) Audited Statements of Net Assets Available for Plan Benefits as of December 31, 1999 and 1998, and the related statements of changes in net assets available for plan benefits for the years ended December 31, 1999, 1998 and 1997.
     (b) Audited Statements of Net Assets Available for Plan Benefits as of December 31, 1999 and 1998 and the related statement of changes in net assets available for plan benefits for the years ended December 31, 1999, 1998 and 1997, respectively, are hereby incorporated by reference to the Registration Statement on Form S-8 filed by the Mid America Bank, fsb Employees' Profit Sharing Plan (Registration No. 333-65655) with the Securities Exchange Commission on October 14, 1998.

Exhibits

No. 23 - Auditors' consent

                                   SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  June 28, 2000                       Mid America Bank, fsb
       -------------
                                           Employees' Profit Sharing Plan


                                           By: /s/  Michael J. Janssen
                                               ---------------------------------
                                                Trustee

                       FINANCIAL STATEMENTS AND SCHEDULE

                             MID AMERICA BANK, fsb
                         EMPLOYEES' PROFIT SHARING PLAN

                                     INDEX
                                     -----


                                                                                              Page
                                                                                              -----
Independent Auditors' Report                                                                     6
Financial Statements:
 Statements of Net Assets Available for Plan
     Benefits at December 31, 1999 and 1998                                                      7
 Statements of Changes in Net Assets Available for Plan Benefits
     for the years ended December 31, 1999, 1998 and 1997                                        8
Notes to Financial Statements                                                                    9
Supplemental Schedule:
 Schedule 1 - Schedule of Assets Held for Investment
     Purposes at December 31, 1999                                                              16

                          INDEPENDENT AUDITORS' REPORT



The Trustees
Mid America Bank, fsb
 Employees' Profit Sharing Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Mid America Bank, fsb Employees' Profit Sharing Plan as of December 31, 1999 and 1998, and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 1999. These financial statements are the responsibility of the Plan's trustees. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's trustees, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Mid America Bank, fsb Employees' Profit Sharing Plan as of December 31, 1999 and 1998, and the changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 1999 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes as of December 31, 1999 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's trustees. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                     /s/ KPMG LLP


June 19, 2000

                             MID AMERICA BANK, fsb
                         EMPLOYEES' PROFIT SHARING PLAN

              Statements of Net Assets Available for Plan Benefits



                                                         December 31,
                                             ---------------------------------
Assets:                                           1999                  1998
                                             ------------          -----------
 Investments, at fair value:
  Money market deposit accounts               $ 2,534,595              791,816
  Certificates of deposit                       3,130,949            2,852,911
  Mutual funds                                  5,807,576            4,444,018
  Other common stock                            1,948,926            1,671,692
  MAF Bancorp, Inc. common stock               14,702,377           14,535,680
                                              -----------           ----------
                                               28,124,423           24,296,117

 Employer's contribution receivable                     -              800,000
 Accrued interest and dividends                    65,608               46,886
 Cash and other assets                             76,774                2,936
                                              -----------           ----------
  Net assets available for plan benefits      $28,266,805           25,145,939
                                              ===========           ==========


See accompanying notes to financial statements.

                             MID AMERICA BANK, fsb
                         EMPLOYEES' PROFIT SHARING PLAN

        Statements of Changes in Net Assets Available for Plan Benefits


                                                              Year Ended December 31,
                                             ---------------------------------------------------------
                                                    1999                1998               1997
                                             ------------------  ------------------  -----------------
Additions to net assets attributed to:
 Interest income                                   $   260,581             212,935             222,295
 Dividend income                                       829,971             538,606             405,495
 Other income                                                -              10,762               7,534
                                                   -----------          ----------          ----------
                                                     1,090,552             762,303             635,324

Gain (loss) on sale of investments:
 Mutual funds                                          (37,281)             16,156              33,313
 Other common stock                                    776,383              74,502                 608
 MAF Bancorp, Inc. common stock                        (27,919)            (15,436)             55,133
                                                   -----------          ----------          ----------
                                                       711,183              75,222              89,054

Unrealized appreciation (depreciation) in
 fair value of investments:
  Mutual funds                                         543,152             427,755             316,335
  Other common stock                                   (66,925)            384,245             190,085
  MAF Bancorp, Inc. common stock                    (3,168,192)          1,498,142           4,524,950
                                                   -----------          ----------          ----------
                                                    (2,691,965)          2,310,142           5,031,370

Contributions:
 Employer                                              960,000             800,000             700,050
 Employee                                            1,442,553           1,190,484             953,132
                                                   -----------          ----------          ----------
                                                     2,402,553           1,990,484           1,653,182

Transfer of assets from merged plan                  6,062,898                   -                   -
                                                   -----------          ----------          ----------

  Total additions to net assets                      7,575,221           5,138,151           7,408,930

Deduction from net assets attributed to:
 Benefits paid to participants                       4,454,355           1,005,227           1,418,865
                                                   -----------          ----------          ----------

  Increase in net assets available for
   plan benefits                                     3,120,866           4,132,924           5,990,065

Net assets available for plan benefits:
 Beginning of year                                  25,145,939          21,013,015          15,022,950
                                                   -----------          ----------          ----------
 End of year                                       $28,266,805          25,145,939          21,013,015
                                                   ===========          ==========          ==========

See accompanying notes to financial statements.

                             MID AMERICA BANK, fsb
                         EMPLOYEES' PROFIT SHARING PLAN

                         Notes to Financial Statements

                        December 31, 1999, 1998 and 1997


(1) Description of Plan

    The following description of the Mid America Bank, fsb Employees' Profit Sharing Plan ("Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

    General

    The Plan is a defined contribution plan with a 401(k) salary deferral option. All employees of Mid America Bank, fsb (the "Company") are eligible to participate in the salary deferral portion of the Plan. Employees who have completed one year of service and are age twenty-one or older are eligible to receive employer matching and discretionary contributions under the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

    Merger

    On December 31, 1998, Westco Bancorp, Inc. was merged with and into MAF Bancorp. Concurrently, First Federal Savings and Loan Association of Westchester ("First Federal") was merged into the Company and the Company became the plan sponsor for the First Federal Savings of Westchester Profit Sharing Plan. The net assets of the First Federal Savings of Westchester Profit Sharing Plan, $6,062,898, were merged into the Plan on April 29, 1999. All former First Federal participants who were employees on January 1, 1999 became active participants as of such date. A year of service includes any period or periods previously credited to employees under the First Federal Savings of Westchester Profit Sharing Plan. All participants' balances from the merged plan are 100% vested.

    Contributions

    Each year the Plan participants may contribute up to 10% of their annual compensation as a voluntary after-tax contribution. In addition, all employees are allowed to defer up to 15% of their pre-tax income as 401(k) contributions. Under a change effective for 1999, the Company will make mandatory contributions equal to 35% of a participant's salary deferral amount, up to maximum match of $1,200, for those 401(k) plan participants eligible to receive employer matching contributions. Previously, each year the Company made matching contributions equal to 35% of the first 4% of salary deferral up to $30,000 annual salary cap and for salary in excess of $30,000 the match was 25% of the first 2% deferral for 401(k) plan participants who had met the service requirements.

                            MID AMERICA BANK, fsb
                        EMPLOYEES PROFIT SHARING PLAN

                  Notes to Financial Statements - Continued

    Participant Accounts

    Each participant's contribution account is credited with the participant's contribution and an allocation of earnings. Each participant's Company contribution account is also credited with an allocation of the Company's contribution and forfeitures of terminated participants' nonvested assets, subject to federal rules governing employer contributions to qualified plans. Allocation of the Company's contribution and forfeitures of terminated participants' accounts are based on the ratio that each participant's eligible compensation for the Plan year bears to the total eligible compensation of all participants for the Plan year. The benefit to which a participant is entitled is the benefit that can be provided from the participant's accounts.

    Vesting

    Participants are immediately vested in their pre-tax contributions, their voluntary after-tax contributions, rollover contributions and merged plan accounts plus actual earnings thereon. Vesting in the employer matching and employer discretionary contribution accounts is based on years of service as follows: Less than 3 years - 0%; 3 years - 20%; 4 years - 40%; 5 years
    - 60%; 6 years - 80%; 7 years or more - 100%.

    Investment Options

    Upon enrollment in the Plan, a participant may direct employee contributions in any of eight investment options.

      Certificates of Deposit.   The Mid America Bank certificate of deposit
      -----------------------
      product offers a return equal to a market interest rate that changes every six months. This investment is insured by the Federal Deposit Insurance Corporation ("FDIC"), up to applicable limits.

      MAF Bancorp Stock. Investing in common stock represents an investment in a
      -----------------
      company by which a person becomes a part owner of that company. The only direct common stock investment that may be made with employee contributions is an investment in the common stock of MAF Bancorp.

      American Funds. The mutual funds that are currently offered to
      --------------
      participants are all part of the family of funds known as the American Funds. Mutual funds are a collection of various stocks and/or bonds, the type of which are determined based on the objective of each mutual fund.

      A brief description of each fund follows:

      Growth Fund of America.  This fund seeks to provide long-term growth of
      ----------------------
      capital through a diversified portfolio of common stocks. The fund invests wherever the best growth opportunity may be, including cyclical companies, depressed industries, turnaround and value situations, and companies that appear to offer superior opportunities for long-term growth. The fund may invest 10% of assets in securities of issuers domiciled outside the United States.

                             MID AMERICA BANK, fsb
                         EMPLOYEES PROFIT SHARING PLAN

                   Notes to Financial statements - Continued

       Washington Mutual Investors Fund.  This fund seeks to provide current
       --------------------------------
       income and the opportunity for growth of principal consistent with sound common stock investing. The fund only invests in stocks of U.S. companies that meet strict standards including those companies that have paid dividends in 9 of the past 10 years, and will not invest in alcohol or tobacco stocks. The fund focuses on larger capitalized companies and seeks to be at least 95% invested in equity-type securities at all times.

       Income Fund of America.  This fund seeks to provide current income and,
       ----------------------
       secondarily, growth of capital though a flexible mix of equity and debt instruments. These instruments include common and preferred stocks, straight debt securities, U.S. government securities, cash and equivalents. The fund normally maintains at least 65% of assets in income-producing securities and may invest up to 15% of assets in equities of non-U.S. companies.

       Cash Management Trust of America.  This is a money market account that
       --------------------------------
       seeks to provide income on cash reserves, while preserving capital and maintaining liquidity, through high quality money market instruments. These instruments include commercial paper and cash, government agency securities, certificates of deposit, and banker's acceptances.

       New Perspective Fund.  This fund seeks to provide long-term growth of
       --------------------
       capital through investments all over the world, including the United States. The fund primarily consists of the common stocks issued by blue chip companies emphasizing a multi-national or global presence. The fund managers focus on opportunities generated by changes in global trade patterns and economic and political relationships. These securities involve special additional risks that may include, but are not limited to, currency risk, political risk, risks associated with varying accounting standards, and the possible lesser liquidity of these markets. The fund may invest 100% of assets outside the United States.

       Bond Fund of America. This fund's objective is to provide as high a level
       --------------------
       of current income consistent with the preservation of capital through investing primarily in intermediate to long-term fixed income securities. A total of 60% of the fund's investments must be in straight debt securities rated A or better, at the time of purchase, including corporate bonds, U.S. government securities, and money market instruments. The remaining 40% of assets may be in other fixed-income debt securities, including lower rated issues and non-U.S. issuers.

     Payment of Benefits

     On termination of service participants may elect to leave the funds in the plan until age 70 1/2 or receive either a lump-sum amount equal to the value of their vested account or installments.

(2)  Summary of Significant Accounting Policies

     Basis of Presentation

     The accompanying financial statements have been prepared on the accrual basis of accounting.

                             MID AMERICA BANK, fsb
                         EMPLOYEES PROFIT SHARING PLAN

                   Notes to Financial Statements - Continued

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Valuation of Investments

     Investments in mutual funds and common stock are stated at fair value as determined by reference to quoted market prices. Money market deposit accounts and certificates of deposit are stated at face value plus accrued interest which has not been transferred from the accounts. Purchases and sales of investments are recorded on a trade-date basis. Realized gains and losses on sales are computed using the specific identification method.

     The change in the difference between fair value and the cost of investments for each year is reflected in the statement of changes in net assets available for plan benefits as unrealized appreciation or depreciation in fair value of investments.

(3)  Income Taxes

     The Internal Revenue Service has determined and informed the Company by a letter dated March 28, 1996 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(4)  Administrative Expenses

     The Company absorbs all administrative expenses of the Plan.

(5)  Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

                             MID AMERICA BANK, fsb
                         EMPLOYEES PROFIT SHARING PLAN

                   Notes to financial Statements - Continued

(6)  Transactions With Parties-in-Interest

     The following table summarizes the balances related to transactions of the Plan with the Company.

                                                                          At or for the
                                                        -------------------------------------------------
                                                                     Year Ended December 31,
                                                             1999             1998             1997
                                                        ---------------  ---------------  ---------------

   Money market deposit account                             $ 2,022,191          739,290          208,599
   Certificates of deposit                                    3,130,949        2,852,911        2,864,683
   MAF Bancorp, Inc. common stock                            14,702,377       14,535,680       12,600,953
   Interest income on money market deposit
     account and  certificates of deposit                       260,581          212,935          222,295
   Dividend income from MAF Bancorp, Inc. stock                 237,936          133,338           96,315
   Contributions to the Plan                                    960,000          800,000          700,050
                                                            ===========       ==========       ==========


(7)  Investments

     The Plan adopted the American Institute of Certified Public Accountants' Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters (SOP 99-3) in 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment programs is not presented in the Plan's financial statements.

     As of December 31, 1999 and 1998, the Plan held the following investments which comprised 5% or more of the Plan's net assets, at fair value:

                                                                                 December 31,
                                                                      ----------------------------------
                                                                            1999              1998
                                                                      -----------------  ---------------

   Mid America Bank, fsb certificate of deposit                             $ 2,132,688      $ 1,912,255
   MAF Bancorp, Inc. common stock                                            14,702,377       14,535,680
   Mid America Bank, fsb money market account                                 2,022,191            *
   American Mutual Funds:
        Washington Mutual Investors Fund                                      1,894,933        1,597,783
        Growth Fund of America                                                1,883,268            *
        New Perspective Fund                                                  1,703,643            *

* Balance does not exceed 5% of the fair value of the Plan's net assets.

                            MID AMERICA BANK, fsb
                        EMPLOYEES PROFIT SHARING PLAN

                  Notes to Financial Statements - Continued


(8)  Non-participant - Directed Investments

     Information about the net assets and the significant changes in net assets relating to the non-participant -directed investments is as follows:

                                                                                 December 31,
                                                                      -----------------------------------
                                                                            1999               1998
                                                                     -----------------  ----------------
  Assets:
  Investments, at fair value:
     Money market deposit account                                           $ 2,534,595           791,816
     Certificates of Deposit                                                    998,261           940,656
     Other common stock                                                       1,948,926         1,671,692
     MAF Bancorp, Inc. common stock                                           5,971,376         7,776,754
                                                                            -----------        ----------
                                                                             11,453,158        11,180,918

  Employer's contribution receivable                                                  -           800,000
  Accrued interest and dividends                                                 65,608            46,886
  Cash and other assets                                                          76,774             2,936
                                                                            -----------        ----------
                                                                            $11,595,540        12,030,740
                                                                            ===========        ==========

                            MID AMERICA BANK, fsb
                        EMPLOYEES PROFIT SHARING PLAN

                  Notes to Financial Statements - Continued

                                                                    Year Ended December 31,
                                                 -------------------------------------------------------------
                                                         1999                  1998                1997
                                                 ---------------------  ------------------  ------------------
Additions to net assets attributed to:
 Interest income                                          $   129,987              94,105              59,946
 Dividend income                                              145,819              99,573              83,387
 Other income                                                       -              10,762               7,534
                                                          -----------           ---------           ---------
                                                              275,806             204,440             150,867

Gain (loss) on sale of investments:
 Other common stock                                           776,383              74,502                 608
 MAF Bancorp, Inc. common stock                               (32,106)                (85)            (10,519)
                                                          -----------           ---------           ---------
                                                              744,277              74,417              (9,911)

Unrealized appreciation (depreciation) in
 fair value of investments:
    Other common stock                                        (66,925)            384,245             190,085
    MAF Bancorp, Inc. common stock                         (1,540,552)            790,545           2,610,376
                                                          -----------           ---------           ---------
                                                           (1,607,477)          1,174,790           2,800,461

Contributions:
 Employer                                                     960,000             800,000             700,050
 Employee                                                      39,309              26,267              (1,914)
                                                          -----------           ---------           ---------
                                                              999,309             826,267             698,138

  Total additions to net assets                               411,915           2,279,914           3,639,553

Deduction from net assets attributed to:
 Benefits paid to participants                                828,848             348,241             530,224

Transfers (to) from participant directed
 investments                                                  (18,267)             (9,356)                422
                                                          -----------           ---------           ---------

  Increase (decrease) in net assets
   available for plan benefits                               (435,200)          1,922,317           3,109,751
                                                          ===========           =========           =========

                                                                      Schedule 1
                                                                      ----------

                             MID AMERICA BANK, fsb
                         EMPLOYEES' PROFIT SHARING PLAN

                Schedule of Assets Held for Investment Purposes
                               December 31, 1999


                                                      Number    Maturity  Interest                 Current
Identity of Issue                                    of Shares    Date      Rate        Cost        Value
-----------------                                    ---------  --------  ---------  -----------  ----------
Money market deposit accounts:
 Mid America Bank, fsb*                                 N/A       N/A         4.89%   $2,022,191   2,022,191
 Tucker Anthony Money Market Account                    N/A       N/A         5.25       512,404     512,404
                                                                                      ----------  ----------
                                                                                      $2,534,595   2,534,595
                                                                                      ==========  ==========
Certificates of deposits:
 Mid America Bank, fsb*                                 N/A      6/30/00      6.90    $2,132,688   2,132,688
 Mid America Bank, fsb*                                 N/A     12/02/00      5.87       506,540     506,540
 Mid America Bank, fsb*                                 N/A     12/02/05      6.11       491,721     491,721
                                                                                      ----------  ----------
                                                                                      $3,130,949   3,130,949
                                                                                      ==========  ==========
Mutual funds:
 Kemper:
  U.S. Government fund                                   2,068    N/A       N/A       $    9,158      17,065
  Growth fund                                               91    N/A       N/A              533       1,687
 American:
  Washington Mutual Investors Fund                      64,105    N/A       N/A        1,578,097   1,894,933
  Growth Fund of America                                64,628    N/A       N/A        1,146,348   1,883,268
  Income Fund of America                                18,716    N/A       N/A          291,350     294,597
  New Perspective Fund                                  57,868    N/A       N/A        1,125,953   1,703,643
  Cash Management Trust                                    786    N/A       N/A              786         786
  Bond Fund of America                                     893    N/A       N/A           11,868      11,597
                                                                                      ----------  ----------
                                                                                      $4,164,093   5,807,576
                                                                                      ==========  ==========
Other common stock:
 American Express                                        1,000    N/A       N/A           44,677     166,250
 Capital One Fincl Corp                                  2,400    N/A       N/A           91,904     115,651
 Columbia/HCA                                            1,500    N/A       N/A           49,991      43,970
 Delphi Automotive                                       1,397    N/A       N/A           23,980      22,003
 EMC Corp Mass                                           1,000    N/A       N/A            4,585     109,250
 General Motors Corp                                     2,000    N/A       N/A          120,708     145,376
 Humana, Inc.                                            1,000    N/A       N/A           20,177       8,188
 International Business Machines                         1,500    N/A       N/A          176,519     161,813
 MCI Worldcom                                            2,797    N/A       N/A           38,958     148,416
 Motorola, Inc.                                          1,000    N/A       N/A           72,927     147,250
 Novell                                                  4,000    N/A       N/A           99,744     159,752
 Pepsico Inc.                                            1,000    N/A       N/A           28,117      35,250
 Philip Morris Cos Inc.                                  3,600    N/A       N/A          109,377      82,800
 Sealed Air Corp New                                     3,000    N/A       N/A          141,925     155,439
 Southwest Airlines                                      3,375    N/A       N/A           29,802      54,422
 Tellabs                                                 3,000    N/A       N/A           96,504     192,564
 Travelers Group                                         1,500    N/A       N/A           62,204      83,532
 Tyco International Ltd                                  3,000    N/A       N/A           97,675     117,000
                                                       -------                        ----------  ----------
                                                        38,069    N/A       N/A       $1,309,774   1,948,926
                                                       =======                        ==========  ==========

Common stock - MAF Bancorp, Inc.*                      701,157    N/A       N/A       $3,510,624  14,702,377
                                                                                      ==========  ==========

___________________________
N/A - Not applicable
* Asterisk denotes an investment in an entity which is a "party-in-interest" as defined by ERISA.


See accompanying independent auditors' report.

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